Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated March 7, 2017
Relating to Preliminary Prospectus Supplement dated March 7, 2017
Registration No. 333-204216

Final Pricing Term Sheet
March 7, 2017

Issuer:	Two Harbors Investment Corp.

Securities Offered:	8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Shares Offered:	5,000,000 shares

Over-Allotment Option:	750,000 shares

Trade Date:	March 7, 2017

Settlement and Delivery Date:

We expect that delivery of the shares of Series A Preferred Stock will be made to investors on or about March 14, 2017, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series A Preferred Stock on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade shares of Series A Preferred Stock during such period should consult their advisors.

Public Offering Price:	$25.00 liquidation preference per share; $125,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $3,937,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $121,062,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, April 27, 2027, at a fixed rate equal to 8.125%

per annum of the $25.00 liquidation preference ($2.03125 per annum per share), and from and including April 27, 2027, at a floating rate equal to three-month LIBOR plus a spread of 5.660% per annum

Dividend Payment Date:

Quarterly cumulative dividends, in arrears, on April 27, July 27, October 27 and January 27 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on July 27, 2017 (long first dividend period) in the amount of $0.75043 per share and will be paid to the persons who are the holders of record of the Series A Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	April 27, 2027

Conversion Rights:

Share Cap: 5.38213

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 26,910,650 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 30,947,247 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable). If the Common Stock Price is less than $4.645 (which is 50% of the per share closing price of our common stock reported on the NYSE on March 6, 2017), subject to adjustment in certain circumstances, the holders of the Series A Preferred Stock will receive a maximum of 5.38213 shares of our common stock per share of Series A Preferred Stock.

Proposed New York Stock Exchange Listing Symbol:	TWO PRA

CUSIP:	90187B 200

ISIN:	US90187B2007

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.

Lead Manager:	J.P. Morgan Securities LLC

The issuer has filed a registration statement (including a base prospectus dated May 15, 2015) and a preliminary prospectus supplement, dated March 7, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, UBS Securities LLC by calling toll-free (888) 827-7275, or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.